ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

September 27, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 0610

Attention: Jeffrey Riedler, Assistant Director

Re:	ViroPharma Incorporated Form 10-K for the year ended December 31, 2009 Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A Filed April 13, 2010 File No. 000-21699

Dear Mr. Riedler:

This letter is submitted on behalf of ViroPharma Incorporated (“ViroPharma” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated September 15, 2010 (the “Comment Letter”). The Company hereby requests an extension of three (3) business days (through September 29, 2010) to respond to the Comment Letter.

If you have any questions regarding the foregoing, please do not hesitate to call me at (610) 321-6204.

Sincerely,

/s/ J. Peter Wolf

J. Peter Wolf Vice President and General Counsel

Cc:	Andrew P. Gilbert, Esq.
DLA Piper LLP (US) 300 Campus Drive, Suite 100
Florham Park, New Jersey 07932